Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, Florida 33498

Telephone: (561) 237-0804

Facsimile: (561) 237-0803

February 4, 2008

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549
Attention:

David L. Orlic

Special Counsel

Re:

Broadcaster, Inc.

Revised Preliminary Information Statement on Schedule 14C
Filed January 28, 2008

File No. 0-15949

Dear Mr. Orlic:

Thank you for your January 31, 2008 letter regarding Broadcaster, Inc. ("Broadcaster").  Enclosed is Amendment No. 6 to the Broadcaster's Schedule 14C, which has been marked to show changes from our prior submission.  The changes in the revised information statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of Broadcaster's Schedule 14C, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staffs numbered comments in their entirety followed by our responses thereto.

General

1.

Please add disclosure regarding any meeting of your board of directors that may have occurred on November 27, 2007, at which the participants continued to discuss the shut down of the company's business operations.  Include all material developments in your disclosure, including any resolutions adopted by the board at this meeting and whether management implemented those resolutions.  Please also add disclosure regarding any meeting of your board of directors that may have occurred on October 22, 2007, at which formal discussions relating to the winding down of your business may have commenced.

Response: Complied with.  See the language added to the second, third and fourth paragraphs under the section Description of Actions Taken.

2.

We understand from your disclosure that the board of directors resolved that management execute and deliver a letter of intent to JamNow regarding a major business combination.  We also understand that, at a later point, management withdraw the letter of intent prior to execution by JamNow. Please disclose whether any shareholder advised management not to pursue this transaction, and whether management followed these instructions without further direction from your board of directors.  Please disclose, if true, that this was the motivating factor for management's withdrawal of the letter of intent. In any event, please tell us your analysis as to the authority of management to act this way.

Response: Complied with.  See the language added to the ninth paragraph under the section Description of Actions Taken.

United States Securities and Exchange Commission

Attn: David L. Orlic

  Special Counsel

February 4, 2008

3.

Please disclose the following with respect to the process of appointing independent counsel to review your related person transactions:

•

The names of the persons on the audit committee, including Mr. Goodman and Dr. Orza, the two independent directors subject to removal;

•

The authority under which Mr. Berman operated to appoint independent counsel without apparent consultation with any other member of the audit committee or any other director;

•

The name and qualifications of the counsel chosen by Mr. Berman, and the nature of any pre-existing relationship which this counsel might have had with the company or any affiliates of the company, in particular Mr. Nolan Quan, the individual whose transactions are subject to the independent review;

•

The reason why separate independent counsel was appointed by Mr. Goodman and Dr. Orza on January 15, 2008; and

•

The identity of the independent counsel who is currently authorized on behalf of the company to conduct the investigation.

Response: Complied with.  See the language added to the tenth and eleventh paragraphs under the section Description of Actions Taken.  We do wish to point out that Mr. Berman’s appointment was made in his capacity as Chairman of the Audit Committee and that it is not uncommon for the Chairman of an audit committee to appoint outside consultants on an as needed basis.  However, no fees were paid to our firm in connection with such review and no documents were reviewed pending approval of such appointment by a majority of the audit committee.

We do wish to point out that we believe that many of the questions that we are being requested to respond to have strayed from the issue, which is the removal of two directors, especially since there has been no dispute as to the shareholders’ right under state law to effectuate such removal. Nonetheless, we have complied with each request that has been made for further information, even though the first request came after the ten day review period. In light of the fact that shareholders are not being requested to take any action, we do not understand the need for disclosure about issues that were not involved in the motive for such removal.  We are very disappointed to see the Securities and Exchange Commission being used as a tool to hault proper corporate governance and to hurt the value of the shareholders’ investment.  We are more than willing to have an in person meeting with you to further discuss these issues.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223.  Thank you.

Sincerely,
/s/ Hank Gracin
Hank Gracin

HG:ckg

Enclosure